

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 29, 2007

Mr. Drew Bonnell
Secretary, Treasurer and Chief Financial Officer
Eden Energy Corp.
200 Burrard Street, Suite 1925
Vancouver, British Columbia V6C 3L6

> **Re:** **Eden Energy Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Response letter dated December 18, 2006**
> **File No. 000-31503**

Dear Mr. Bonnell:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Note 6 - Convertible Notes, page 35

1. We note your response to comment 5 from our letter dated December 4, 2006, in which you concluded the warrants issued in conjunction with your convertible promissory notes on August 25, 2005 do not meet the definition of a derivative as they do not permit or require net settlement pursuant to paragraph 6c of SFAS 133. Paragraph 57c (3) of SFAS 133 explains that net settlement of a contract is met if the contract requires delivery of an asset that is readily convertible to cash. The definition of readily convertible to cash includes securities that are traded in an active market. As such, it appears that your warrants would meet the definition of a derivative pursuant to paragraph 6 of SFAS 133. If you continue to believe your warrants do not meet the net settlement requirement of paragraph 6c, provide us your analysis of such warrants pursuant to the guidance provided in SFAS 133 and the related implementation issues. Otherwise, please perform and provide us a thorough analysis of your warrants under all of the guidance in

       paragraphs 12-32 of EITF 00-19 to determine if your warrants meet the requirements for classification within equity.

2.   Please also tell us if you have evaluated the conversion option of the promissory notes pursuant to the guidance in SFAS 133. Specifically, tell us why you have not classified and recorded the conversion option as an embedded derivative pursuant to paragraph 12 of SFAS 133. If you believe the conversion option meets the scope exception provided in paragraph 11a of SFAS 133, please provide us your complete analysis of the option under all of the guidance in EITF 00-19.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                            Sincerely,

                            Karl Hiller
                            Branch Chief